SECURITIES AND EXCHANGE COMMISSION

06050518

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED SEP 28 2006 WASH. D.C.

REPORT FOR THE PERIOD BEGINNING 08/01/2005 (MM/DD/YY) AND ENDING 07/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hattier, Sanford & Reynoir, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3340 Players Club Parkway, Suite 150
(No. and Street)

Memphis (City) Tennessee (State) 38125 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T. McGinnis 800-582-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowland & Carter, CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

7953 Stage Hills Blvd., Suite 110 (Address) Memphis (City) Tennessee (State) 38133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. McGinnis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hattier, Sanford, & Reynoir, LLP, as of July 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MY COMMISSION EXPIRES: August 22, 2010

EMORY MCGINNIS EISON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flows
- [x] (p) Independent Auditors' Supplementary Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HATTIER, SANFORD & REYNOIR, LLP

CONTENTS

ROWLAND & CARTER, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
TOM ROWLAND BENNY J. CARTER MICHAEL H. KASPAR

7953 Stage Hills Blvd., • Suite 110 • Memphis, Tennessee 38133
(901) 432-3000 • Fax (901) 432-3001
www.rowlandandcarter.com
Members of American Institute of Certified Public Accountants

To the Partners
Hattier, Sanford & Reynoir, LLP
New Orleans, Louisiana

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of HATTIER, SANFORD & REYNOIR, LLP, as of July 31, 2006, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HATTIER, SANFORD & REYNOIR, LLP as of July 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the accompanying computation of net capital under rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rowland & Carter

Memphis, Tennessee
September 19, 2006, except for Note 14, as to which the date is September 22, 2006

HATTIER, SANFORD & REYNOIR, LLP

STATEMENT OF FINANCIAL CONDITION
JULY 31, 2006

ASSETS

Cash and cash equivalents	308,889
Receivable from clearing organization	54,444
Securities owned, at market value	40,485
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $81,814	84,084
Other Assets:	
Deposits	28,059
Prepaid expenses	33,605
Due from related parties	1,471
Total Assets	551,037

LIABILITIES AND PARTNERS' CAPITAL

Loan payable to clearing organization	40,779
Note payable to bank	64,613
Note payable to insurance company	4,381
Accounts payable	70,735
Accrued expenses and other liabilities	55,503
Due to related party	3,553
Total Liabilities	239,564
Partners' Capital	311,473
Total Liabilities and Partners' Capital	551,037

The accompanying notes are an integral part of this financial statement.

HATTIER, SANFORD & REYNOIR, LLP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2006

Revenues	
Commissions	233,564
Net gains on principal transactions including unrealized gains and losses	952,447
Underwriting	307,986
Other securities revenue	67,005
Loss on disposal of equipment	(2,780)
Total Revenues	1,558,222
Expenses	
Registered representatives' compensation	904,325
Salary of general partner	156,336
Clerical and administrative compensation	234,382
Communications	186,960
Interest expense	27,971
Occupancy and equipment rental	100,322
Regulatory fees and expenses	21,943
Other operating expenses	440,029
Total Expenses	2,072,268
Net Loss	(514,046)

The accompanying notes are an integral part of this financial statement.

HATTIER, SANFORD & REYNOIR, LLP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED JULY 31, 2006

Partners' Capital at Beginning of Year	**386,975**
Capital Contributions	**446,570**
Withdrawals	**(8,026)**
Net Loss	**(514,046)**
Partners' Capital at End of Year	**311,473**

The accompanying notes are an integral part of this financial statement.

HATTIER, SANFORD & REYNOIR, LLP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2006

Cash Flows from Operating Activities	
Net Loss	(514,046)
Adjustments to reconcile net loss to net cash (used) by operating activities:	
Depreciation expense	12,285
Loss on disposal of equipment	2,780
(Increase) in receivable from clearing organization	(4,297)
Decrease in securities owned	976,482
(Increase) in prepaid expenses	(23,256)
Decrease in due from employees	59,726
(Increase) in due to related parties	(1,472)
(Decrease) in loan payable to clearing organization	(975,163)
(Decrease) in accounts payable	(11,400)
(Decrease) in accrued expenses and other liabilities	(20,465)
(Decrease) in underwriting payable	(199,727)
Increase in due to related party	3,553
Net Cash (Used) by Operating Activities	(695,000)
Cash Flows from Investing Activities	
Purchase of property and equipment	(73,356)
Net Cash (Used) by Investing Activities	(73,356)
Cash Flows from Financing Activities	
Proceeds for issuance of notes payable	14,170
Principal payments on notes payable	(10,176)
Capital contributions	446,570
Partner withdrawals	(8,026)
Net Cash Provided by Financing Activities	442,538
Net Decrease in Cash	(325,818)
Cash and Cash Equivalents - Beginning of the Period	634,707
Cash and Cash Equivalents - End of the Period	308,889
Supplemental Cash Flow Information	
Interest paid	27,971
Income taxes paid	None

The accompanying notes are an integral part of this financial statement.

Note 1 – Operations and Organization

Nature of Business

The Company is a full service securities broker dealer operating under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was founded in 1938 in New Orleans, Louisiana. The Company is a registered limited liability partnership as provided in Louisiana Revised Status 9:3431 and 3432.

The Company's primary business consists of buying and selling as principal, various types of debt securities, which include: obligations of the United States government, government agencies, state and local governments and corporations. The Company also acts as agent for customers in acquiring equities, certificates of deposit and mutual funds. The Company operates offices in Louisiana and Tennessee providing services to banks and other financial institutions, private organizations and individuals in the states and surrounding states in which it operates, as well as, working directly with these local and state governments providing funds to them by the underwriting of new issues.

The Company's customer transactions are cleared and safekept by Southwest Securities, Inc. on a fully disclosed basis. Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

Note 2 – Summary of Significant Accounting Policies

Accounting for Partnership

The financial statements include only those assets, liabilities and results of operations of the partners which relate to the business of Hattier, Sanford & Reynoir, LLP. No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies - *Continued*

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and are depreciated using the straight-line method over estimated useful lives of three to ten years. Repairs and maintenance are charged to operations as incurred.

Profits or Losses from Underwriting

Profits or losses from underwriting include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company considers short-term, highly liquid investments other than those held for sale in the ordinary course of business to be cash equivalents.

Note 3 – Receivables from and Payables to Clearing Organization

The Company has an agreement with Southwest Securities, Inc. (SWS) to act as its agent in the clearing and safekeeping of customers' securities transactions. In so doing, the Company compensates SWS per transaction brokered and SWS remits commissions, fees and revenues earned on those transactions to the Company on a monthly basis. As of July 31, 2006, the amount receivable from SWS consisted of the following:

Unsecured deposit with clearing organization	50,216
Commissions, fees and revenues earned	4,228
Receivable from clearing organization	54,444

Note 3 – Receivables from and Payables to Clearing Organization – *Continued*

The Company was indebted on a loan payable to SWS in the amount $40,779 as of July 31, 2006 for certain securities purchased for the Company's account. The market value of securities held as collateral by SWS as of July 31, 2006 was $40,485. Interest is paid monthly to SWS based on the daily loan balance and amounted to $20,582 for the year ended July 31, 2006.

Note 4 – Securities Owned

Securities owned are recorded at market value and any resulting unrealized gains or losses are included in operations. Security positions as of July 31, 2006 consisted of the following:

State and municipal obligations	40,485

Securities pledged as collateral on loans from clearing organizations are described in Note 3.

Note 5 – Notes Payable

Note Payable to Bank

At July 31, 2006, the Company had a $75,000 line of credit with a bank, bearing interest at the bank's prime rate (8.75% as of July 31, 2006). There was an outstanding balance of $64,613 as of July 31, 2006. The line expires October 31, 2006 and is guaranteed by three partners.

Note Payable to Insurance Company

Some of the Company's general business insurance policies are being financed through an insurance company. The policy premiums total $16,970, of which, $4,381 was outstanding as of July 31, 2006. The note requires monthly payments of $1,488, including interest at 10.85%, and matures November 9, 2006.

Note 6 – Liabilities Subordinated to Claims of General Creditors

At July 31, 2006, there were no liabilities subordinated to claims of general creditors as determined under subparagraph (d)(2) of rule 17-a5 of the Securities Exchange Act of 1934.

Note 7 – Net Capital Requirements

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. As of July 31, 2006, the Company's net capital was $160,232 (1.24 to 1) and the required net capital was $100,000.

Note 8 – Commitments

In the normal course of business, the Company enters into when-issued and underwriting commitments. The Company had no when-issued and underwriting commitments at July 31, 2006.

Note 9 – Lease Commitments

The Company leases office space under three operating leases, two being month-to-month and the third expiring February 2007. In addition, the Company leases certain office equipment and a vehicle through September 2010. Rent expense totaled $91,755 for the year ended July 31, 2006.

Future minimum lease payments under non-cancelable agreements are as follows:

Year Ending July 31	Amount
2007	67,922
2008	66,514
2009	67,342
2010	68,170
2011	39,376
	309,324

Note 10 – Concentration of Credit Risk

The Company maintains its cash and cash equivalent accounts in certain financial institutions where the accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per bank or up to $500,000 in investment brokerage firms (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. As of July 31, 2006, the Company had approximately $197,274 in excess of these insured limits.

Note 11 – Related Parties

Mid-America Capital Markets, Inc., the Company's majority partner (See Note 12) pays various operating expenses on behalf of the Company. Amounts due to the partner are remitted monthly. The amount due to this related party as of July 31, 2006 was $3,553. In addition, the Company pays various expenses on behalf of two other entities related by common ownership. Amounts due from these entities are received monthly. The amount due from these related parties as of July 31, 2006 was $1,471.

Note 12 – Partnership Acquisition

In September 2005, 99.70% of the partnership was acquired by Mid-America Capital Markets, Inc. (MACM) by exchanging MACM stock for substantially all of the partnership capital interest. The remaining 30% was split equally among one remaining partner and two new partners. The Company has continued its broker dealer operations under the name of Hattier, Sanford & Reynoir, LLP.

Note 13 – Litigation

At the end of the previous period, the Company was a defendant in a claim arising out of the ordinary course of business. The case has since been settled and all associated settlement costs were covered by insurance.

Note 14 – Subsequent Event and Contingency

On August 29, 2005 as a result of Hurricane Katrina, the Company relocated its headquarter offices to the State of Tennessee where the Company's registration was not yet complete. Upon discovery in January 2006, the Company self reported to the Department of Commerce and Insurance of the State of Tennessee and advised them of the circumstances and apparent problem with its licensure in the State of Tennessee. On September 20, 2006, the Department of Commerce and Insurance of the State of Tennessee advised the Company of a settlement offer, in lieu of initiating a formal administrative action, in regards to certain transactions occurring while the Company was not registered as a broker-dealer in Tennessee. The settlement offer includes a civil penalty of $169,800 as well as a one-year probationary period during which time the Company would be required to meet various state filing requirements. The Company intends to present a counteroffer and, in addition, will vigorously defend itself in the event the State proceeds with formal litigation. Due to the stage of this matter, management can not accurately predict the amount or range of potential loss, if any. Accordingly, no adjustment that may result from resolution of this uncertainty has been made in the accompanying financial statements. However, it is at least reasonably possible that an unfavorable outcome could have an adverse material impact on the Company's financial position, operations and cash flows.

HATTIER, SANFORD & REYNOIR, LLP

SUPPLEMENTARY INFORMATION

JULY 31, 2006

HATTIER, SANFORD & REYNOIR, LLP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
JULY 31, 2006

Computation of Net Capital

Total partners' capital	311,473
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements	(84,084)
Deposits	(28,059)
Prepaid expenses	(33,605)
Due from related parties	(1,471)
Other deductions	(1,490)
Net capital before haircuts on securities positions	162,764
Haircuts on securities:	
Trading and investment securities:	
Exempted securities	(2,532)
Net capital	160,232

Computation of Aggregate Indebtedness

Items included in statement of financial condition	
Note payable to bank	64,613
Note payable to insurance company	4,381
Accounts payable	70,735
Accrued expenses and other liabilities	55,503
Due to related party	3,553
Total aggregate indebtedness	198,785

HATTIER, SANFORD & REYNOIR, LLP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
JULY 31, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required	**100,000**
Excess net capital	**60,232**
Excess net capital at 1000%	**140,353**
Percentage of aggregate indebtedness to net capital	**124%**

There are no material differences between the above computations and the Company's corresponding FOCUS REPORT PART IIA, Form X-17A-5 for the above date.

ROWLAND & CARTER, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
TOM ROWLAND BENNY J. CARTER MICHAEL H. KASPAR

7953 Stage Hills Blvd., • Suite 110 • Memphis, Tennessee 38133
(901) 432-3000 • Fax (901) 432-3001
www.rowlandandcarter.com
Members of American Institute of Certified Public Accountants

To the Partners
Hattier, Sanford & Reynoir, LLP
New Orleans, Louisiana

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedule of Hattier, Sanford & Reynoir, LLP, (the Company) for the year ended July 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control..

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowland & Carter

Memphis, Tennessee
September 19, 2006